UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cadeler A/S

(Name of Issuer)

Ordinary Shares, with a nominal value of DKK 1.00 per share

(Title of Class of Securities)

12738K109(1)

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(1)	This CUSIP number applies to Cadeler A/S’s American Depositary Shares, each representing four Ordinary Shares.

CUSIP No. 12738K109
1.	Names of Reporting Persons Swire Pacific Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 17,510,330
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 17,510,330
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,510,330
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.99%*
12.	Type of Reporting Person (See Instructions) OO

(*)	For purposes of calculating the reporting person’s beneficial ownership, 350,929,868 Ordinary Shares, with a nominal value of DKK 1.00 per share, of Cadeler A/S (“Cadeler”) are deemed to be outstanding, based on a press release issued by Cadeler on February 19, 2024.

Explanatory Note: As of December 31, 2023, the Reporting Person (as defined below) beneficially owned 29,863,455 Shares (as defined below), which totaled 9.59% of the outstanding Shares, based on 311,409,868 Shares outstanding as of December 31, 2023, as reported by Cadeler in its Annual Report on Form 20-F filed on March 26, 2024. The Reporting Person had sole voting and dispositive power with respect to those shares. On June 6, 2024, the Reporting Person agreed to sell 12,353,125 Shares to a third-party. As of the date hereof, the Reporting Person beneficially owns 17,510,330 Shares, as reported herein.

Item 1(a). Name of Issuer.

Cadeler A/S, a public limited liability company incorporated under the laws of Denmark

Item 1(b). Address of Issuer’s Principal Executive Offices.

Kalvebod Brygge 43, DK-1560 Copenhagen V, Denmark

Item 2(a). Name of Person Filing.

Swire Pacific Limited, a limited liability company organized under the laws of Hong Kong (the “Reporting Person”)

Item 2(b). Address of Principal Business Office or, if None, Residence.

33/F, One Pacific Place, 88 Queensway, HKSAR, China

Item 2(c). Citizenship.

Hong Kong

Item 2(d). Title of Class of Securities.

Ordinary Shares, with a nominal value of DKK 1.00 per share (the “Shares”), of Cadeler

Item 2(e). CUSIP No.

12738K109 (this CUSIP number applies to Cadeler’s American Depositary Shares, each representing four Shares.)

Item 3.   If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.  Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 through 11 of the cover page hereto and is incorporated herein by reference.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2024

SWIRE PACIFIC LIMITED

By:	/s/ David Peter Cogman
Name:	David Peter Cogman
Title:	Director

Signature Page to Schedule 13G (Regarding Cadeler A/S)